2000 Pennsylvania Ave., NW Washington, D.C. 20006-1888 Telephone: 202.887.1500 Facsimile: 202.887.0763 www.mofo.com morrison & foerster llp

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June 24, 2015

BY EDGAR

Melissa Duru

Office of Mergers and Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Schedule 13E-3 filed by AmpliPhi Biosciences Corporation
Filed June 2, 2015
File No. 005-44887

AmpliPhi Biosciences Corporation
Preliminary Proxy Statement on Schedule 14A
Filed May 15, 2015
File No. 000-23930

Dear Ms. Duru:

This letter is submitted on behalf of AmpliPhi Biosciences Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated June 15, 2015, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed May 15, 2015 (File No. 000-23930) (the “Preliminary Proxy Statement”), and Schedule 13E-3 filed June 2, 2015 (File No. 005-44887) (the “Schedule 13E-3”).

The Company respectfully informs the Staff that it has revised the terms of the reverse stock split proposal such that the reverse stock split, if approved by shareholders, would no longer have a reasonable likelihood of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3. Pursuant to the revised proposal, if the number of shares of common stock a shareholder holds is not evenly divisible by the finally determined split ratio, such holder will receive a number of shares rounded up to the nearest whole share. Accordingly, the Company does not expect that the reverse split will result in a reduction in the number of record holders of the Company’s common stock. The Company has filed an amendment to its Preliminary Proxy Statement to reflect these revisions.

As the Company has disclosed in its proxy statements regarding the reverse stock split, the purpose of the reverse stock split is to permit the Company to obtain listing of its shares on a national securities exchange, not to produce any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3. Because the reverse stock split has neither the purpose of nor a reasonable likelihood of producing any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3, the Company does not believe that the reverse stock split constitutes a “Rule 13e-3” transaction. The Company further believes that the requirements of Schedule 13E-3 are no longer applicable to the reverse split proposal.

* * *

The Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to the Company’s response to the Staff’s comments. Please contact the undersigned at (202) 887-1571 with any further comments or questions you may have.

Sincerely,

/s/ Stephen B. Thau

Stephen B. Thau

cc:	Preston Brewer, Securities and Exchange Commission
Daniel Greenspan, Securities and Exchange Commission
M. Scott Salka, AmpliPhi Biosciences Corporation

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